Filed Pursuant to Rule 433
Registration No. 333-190911-04

Entergy Texas, Inc.
$250,000,000
First Mortgage Bonds,
5.15% Series due June 1, 2045
Final Terms and Conditions
May 18, 2015

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 18, 2015

Settlement Date (T+3):	May 21, 2015

Principal Amount:	$250,000,000

Interest Rate:	5.15%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2015

Final Maturity Date:	June 1, 2045

Optional Redemption Terms:	Make-whole call at any time prior to June 1, 2025 at a discount rate of Treasury plus 35 bps and, thereafter, at par

Benchmark Treasury:	2.50% due February 15, 2045

Spread to Benchmark Treasury:	+212.5 bps

Benchmark Treasury Price:	8917

Benchmark Treasury Yield:	3.037%

Re-offer Yield:	5.162%

Price to Public:	99.816% of the principal amount

Net Proceeds Before Expenses:	$247,352,500

CUSIP / ISIN:	29365T AD6 / US29365TAD63

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Regions Securities LLC
U.S. Bancorp Investments, Inc.
Mischler Financial Group, Inc.
The Williams Capital Group, L.P.
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, (ii) Morgan Stanley & Co. LLC toll free at 1-866-718-1649, (iii) Scotia Capital (USA) Inc. toll free at 1-800-372-3930, (iv) SMBC Nikko Securities America, Inc. toll free at 1-800-406-2835 or (v) Wells Fargo Securities, LLC toll free at 1-800-645-3751.